Exhibit 99.20
FOR IMMEDIATE RELEASE — NOVEMBER 30, 2007 — CALGARY, ALBERTA —
PETROFLOW ENERGY LTD. (TSXV: PEF)
UPDATE REGARDING PETROFLOW ENERGY LTD.’S PROPOSED FINANCING
Further to its press release issued on November 21, 2007, Petroflow Energy Ltd. announces that it has decided to postpone the filing of its preliminary short form prospectus. “In light of the general condition of capital markets in the United States and Canada, and considering the logistical challenges of undertaking a financing during the holiday season, we felt it would be in the best interests of Petroflow to re-visit the equity financing early in 2008,” stated Mr. John Melton, President and CEO of Petroflow.
For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO
Office (403) 695-1006
Toll Free (866) 264-0743
or
PetroFlow Energy Ltd.
John Melton, President and CEO at (504) 453-2926 or
Duncan Moodie, CFO at (403) 539-4320
Not for dissemination in the United States of America. This announcement is not an offer of Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this release.